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Exhibit 9.1

Medquist Inc. - 2001 First Quarter Conference Call:
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         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman and Chief Executive Officer of the Company. Also on the call today are John Donohoe, our President and Chief Operating Officer, Brian Kearns, our Chief Financial Officer, and John Suender, our General Counsel.
         I first would like to make a brief opening statement and then open the call to your questions and comments.
         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.
         As indicated in our press release, MedQuist generated solid results during the first quarter of 2001, despite a challenging operating environment in the hospital market over the last several quarters. Despite this difficult operating environment, MedQuist remains an extremely strong company, with a blue chip client base, high recurring revenue, strong earnings and consistent cash flow. Management remains committed to the company's growth prospects and is enthusiastic about our opportunities in medical transcription and related businesses.
         Since the beginning of the year, MedQuist has acquired the capability to provide digital dictation systems to our customers, enhanced our reimbursement coding service offering and secured a technology solution for MedQuist's digital transcription platform. We have also demonstrated strength in our base business through a re-acceleration of our revenue growth as well as expansion of our operating margins. In other words, MedQuist has become a strong medical document management company.
         On February 1st, MedQuist acquired Digital Voice Inc., known as DVI, which is one of the nation's leading providers of digital dictation systems to the health care market. This acquisition should allow MedQuist to increase our service offerings to both our current and future hospital customers. DVI also serves to increase MedQuist's distribution capabilities into the health care industry through relationships with DVI's five distributors and more than 50 dealers throughout the nation. The DVI acquisition also secures access to our largest single provider of digital dictation systems, which are MedQuist's largest capital expenditure.
         On March 1st, we acquired Coding Concepts, a leading regional provider of reimbursement coding services located in the Detroit metropolitan area. We believe that coding services is an extremely attractive market. It is potentially just as large as medical transcription, is highly fragmented, and has no clear market leader. We believe MedQuist's core competencies will easily translate into this new and exciting market allowing for significant growth opportunities. Sometime in the next quarter we will beta test our new automated coding system.
         On April 2nd, MedQuist acquired Speech Machines, an application service provider of dictation recording, editing and workflow management for the medical transcription industry. The acquisition of Speech Machines should accelerate the roll-out of our digital Internet-enabled transcription platform. This platform will enable MedQuist to reduce its costs and improve its service offering, which will support aggressive ongoing market penetration in MedQuist's transcription business.

                                      -4-
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         Last year, we outlined our strategy for growth through several initiatives. Today, we are executing this strategy. DVI, Coding Concepts and Speech Machines represent only the first phase of many opportunities that we expect to capitalize on. Remember, all of these strategic acquisitions surround our core business. We are leveraging our strong customer base to transition into a document management company. In the mean time, we will not lose track of our core transcription business, whose margins are growing. We are also in negotiations with a handful of other companies that will allow MedQuist to make further progress in our strategic transition.
         At this time I would like to turn it over to Brian Kearns for a review of our financial results.
         Thank you David and good morning everyone.
         For the first quarter:
         MedQuist generated revenue of $95.1 million and proforma EBITDA of $21.6 million or 22.8% of revenue. Proforma net income was $10.7 million or $0.28 per share on a diluted basis. Proforma results exclude the effect of a $3.6 million non-recurring pretax gain composed of a $3.0 million gain from the favorable settlement of litigation and a $600,000 gain from the reversal of certain restructuring reserves.
         At March 31, 2001, MedQuist had $161 million in working capital including $112 million in cash. Accounts receivable were $74.7 million and DSO decreased to 72 days. The Company had less than $2.5 million of debt and shareholders equity was $331 million.
         At this time I will turn the presentation over to John Suender, MedQuist's General Counsel.
         This presentation contains forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. These statements include, for example, market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Such forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Many of these risks and uncertainties relate to factors that are beyond our ability to control or estimate with certainty.
         These and other risk factors are detailed in MedQuist's reports filed with the SEC, including its Form 10-K for the year ended December 31, 2000 and its Form 8-K filed in relation to today's call. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. MedQuist does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.
         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.


                                      -5-
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MedQuist 03/31/01 Financial Overview
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


                                            Q1-01(1)           Q1-00(2)                                                   3/31/2001
                                            --------           --------                                                   ---------

                            Revenues         $95,099            $92,512                      Cash and Equivalents          $111,897
                                                                                        Accounts Receivable - Net            74,707
                    Cost of Revenues          70,367             65,146                      Other Current Assets             6,724
                       % of Revenues          73.99%             70.42%                                               --------------
                                                                                             Total Current Assets           193,328
                        Gross Profit          24,732             27,366                                      PP&E            34,847
                        Gross Margin          26.01%             29.58%                         Intangible Assets           132,815
                                                                                           Other Long-Term Assets             7,222
                                                                                                                      --------------
   Selling, General & Administrative           3,095              2,863                              Total Assets           368,212
                       % of Revenues           3.25%              3.09%
                                                                                Current Portion of Long-Term Debt             1,424
                              EBITDA          21,637             24,503                          Accounts Payable             4,701
                       % of Revenues          22.75%             26.49%                          Accrued Expenses            26,079
                                                                                                                      --------------
                Depreciation Expense           3,768              3,423                 Total Current Liabilities            32,204
                       % of Revenues           3.96%              3.70%                            Long Term Debt             1,013
                Amortization Expense           1,952              1,787               Other Long-Term Liabilities             3,769
                       % of Revenues           2.05%              1.93%                       Shareholders Equity           331,226
                                                                                                                      --------------
                                EBIT          15,917             19,293              Total Liabilities and Equity          $368,212
                       % of Revenues          16.74%             20.85%

           Interest (Income)/Expense         (1,405)                  0
              Other (Income)/Expense               0              (752)

                       Pretax Income          17,322             20,045
                       % of Revenues          18.21%             21.67%

                       Tax Provision           6,669              8,018
                         % of Pretax          38.50%             40.00%

                          Net Income          10,653             12,027
                       % of Revenues          11.20%             13.00%

                  Earnings Per Share          $0.284             $0.326
                  Shares Outstanding          37,520             36,903


Notes:
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(1) Excludes approximately $3,000 of income related to settlement of lawsuit and
    $600 of income related to the adjustment of the restructure reserves established in 1997 and 1998.
(2) Excludes approximately $3,675 of income related to gain from sale of an investment.